FORM 4
                             UNITED STATES SECURITIES
                              AND EXCHANGE COMMISSION
                              Washington, D.C.  20549          OMB APPROVAL

[ ] Check this box                                       OMB Number: 3235-0287
    if no longer                                     Expires: January 31, 2005
    subject to                 STATEMENT OF CHANGES      Estimated average
    Section 16. Form         IN BENEFICIAL OWNERSHIP     burden hours per
    4 or 5 obliga-                                       response..........0.5
    tions may contin-
    ue. See Instruc-
    tion 1(b).

                            Filed pursuant to Section 16(a)
(Print or Type              of the Securities Exchange Act
Responses)               of 1934, Section 17(a) of the Public
                        Utility Holding Company Act of 1935 or
                 Section 30(f) of the Investment Company Act of 1940

------------------------------------------------------------------------------
1. Name and Address
   of Reporting Person*
Holz					Kelli			J
------------------------------------------------------------------------------
           (Last)                     (First)               (Middle)
1500 Cornwall Ave
------------------------------------------------------------------------------
                                      (Street)
Bellingham					WA		98225
------------------------------------------------------------------------------
           (City)                     (State)                 (Zip)

==============================================================================
2. Issuer Name and Ticker or Trading Symbol
Horizon Financial Corp (HRZB)
==============================================================================
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
###-##-####
==============================================================================
4. Statement for Month/Day/Year
03/05/03
==============================================================================
5. If Amendment, Date of Original (Month/Year)

==============================================================================
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   [   ] Director                   [   ] 10% Owner
   [ X ] Officer (give              [   ] Other (specify
                 title below)                   below)
	Vice President, Controller
   --------------------------------------
==============================================================================
7. Individual or Joint/Group Filing (Check Applicable Line)

   [   ] Form filed by One Reporting Person
   [   ] Form filed by More than One Reporting Person
==============================================================================


            Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of         2. Trans-   2A. Deem-     3. Trans-   4. Securities      5. Amount of     6. Ownership  7. Nature
   Security            action       ed Execu-    action      Acquired (A)       Securities       Form:         of
   (Instr. 3)          Date         tion Date,   Code        or Disposed        Beneficially     Direct        Indirect
                                    if any       (Instr.     of (D) (Instr.     owned at         (D)           Bene-
                                                 8)          3, 4 and 5)        End of           or            ficial
                       (Month/      (Month/   ---------  ------------------     Month            Indirect      Owner-
                       Day/         Day/                       (A) or           (Instr. 3        (I)           ship
                       Year)        Year)     Code   V   Amount  (D)  Price     and 4)           (Instr. 4)    (Instr. 4)
==========================================================================================================================

Common Stock	    3/05/03			M	  1300    A   $7.60	 7,529.963
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------

==========================================================================================================================


FORM 4 (continued)       Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                  (e.g., puts, calls, warrants, options, convertible securities)

1.          2.      3.      4.      5.          6.           7.          8.      9.       10.       11.
Title of    Conver- Trans-  Trans-  Number of   Date Exer-   Title and   Price   Number   Owner-    Nature
Derivative  sion or action  action  Derivative  cisable and  Amount of   of      of de-   ship      of
Security    Exer-   Date    Code    Securities  Expiration   Under-      Deriv-  riv      Form of   Indirect
(Instr. 3)  cise    (Month/ (Instr. Acquired    Date         lying       ative   ative    Deriv-    Benefi-
            Price   Day/    8)      (A) or      (Month/Day/  Secur-      Secur-  Secur-   ative     cial
            of      Year)           Disposed    Year)        ities       ity     ities    Security  Owner-
            Deriv-                  of (D)                   (Instr.    (Instr.  Bene-    Direct    ship
            ative                   (Instr. 3,               3 and 4)    5)      ficially (D) or    (Instr.
            Secur-                  4 and 5)                                     Owned    Indirect   4)
            ity            ---------------------------------------------         at End   (I)
                                              Date   Expir- Title Amount         of       (Instr.4)
                           Code  V  (A)  (D)  Exer-  ation        or Num-        Month
                                              cis-   Date         ber of        (Instr. 4)
                                              able                Shares
============================================================================================================


------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------

============================================================================================================

Explanation of Responses:


                                                          ------------------------------------  ------------
                                                            **Signature of Reporting Person         Date
**Intentional misstatement or omissions of facts
 constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
